Filed by Nuveen Preferred Income Opportunities Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Flexible Investment Income Fund

Commission File No. 811-22820

FOR IMMEDIATE RELEASE

ATTENTION: BUSINESS/FINANCIAL EDITORS

MEDIA CONTACT:

KRISTYNA MUNOZ

(312) 917-8343

KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Fund Board Approves Closed-End Fund Merger

CHICAGO, November 17, 2016 – Nuveen, an operating division of TIAA Global Asset Management, today announced that the Board of Trustees of two closed-end funds has approved a plan to merge the funds in order to reduce common shareholder fees and expenses and increase common net earnings. The merger is subject to customary conditions, including shareholder approval at the annual shareholder meeting.

The proposed fund merger is as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Flexible Investment Income Fund	JPW	Nuveen Preferred Income Opportunities Fund	JPC

A Q&A posted on Nuveen’s website provides a summary of the proposed merger. Detailed information on the proposal will be contained in the proxy materials expected to be filed in the near future.

Nuveen provides investment solutions designed to help secure the long-term goals of individual investors and the advisors who serve them. Through the investment expertise of leading asset managers across traditional and alternative asset classes, Nuveen is committed to delivering consultative guidance that aligns with client needs. Funds are distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen is an operating division of TIAA Global Asset Management. For more information, please visit the Nuveen website at www.nuveen.com.

The information contained on the Nuveen website is not a part of this press release.

###

FORWARD LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds.

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of either JPC or JPW (the Funds); nor is this press release intended to solicit a proxy from any shareholder of the Funds. The solicitation of proxies to effect the merger will only be made by a final, effective Registration Statement on Form N-14, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (the SEC).

This press release references a Registration Statement, which includes a Joint Proxy Statement/Prospectus, to be filed by the Funds. This Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.

Shareholders of the Funds are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully and in their entirety when they become available because these documents will contain important information about the merger. Shareholders should consider the investment objectives, risks, charges and expenses of the Funds carefully. The Joint Proxy Statement/Prospectus will contain information with respect to the investment objective(s), risk, charges and expenses of the Funds and important information about the Funds.

There can be no assurance than any Fund will achieve its investment objective(s). Investments in the Funds involve operating expenses and fees. The net asset value of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.

21018-INV-O-11/17

Filed by Nuveen Preferred Income Opportunities Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Flexible Investment Income Fund

Commission File No. 811-22820

Nuveen Closed-End Funds

Questions & Answers about Board Actions 11.16.16

What actions did the Nuveen Fund Board approve?

The Board of Trustees of Nuveen Flexible Investment Income Fund (JPW) and Nuveen Preferred Income Opportunities Fund (JPC) recently approved the consolidation of the Funds. The table below provides further information on JPW and JPC:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Flexible Investment Income Fund	JPW	Nuveen Preferred Income Opportunities Fund	JPC

Why has the Funds’ Board of Trustees recommended the merger?

The Funds have similar investment portfolios, investment objectives, and policies. The proposed merger is intended to reduce common shareholder fees and expenses, increase common net earnings, and generate other potential benefits as described below. In its approval, the Fund Board concluded that the proposed merger would be in the best interests of each fund and its shareholders.

What are the potential benefits to me as a Fund common shareholder?

The goals of the proposed merger include offering several potential benefits to Fund shareholders. For JPC common shareholders, these include:

•	Modestly higher common net earnings

•	Lower management fees and administrative expenses (excluding the costs of leverage) as certain fixed costs are spread over a larger asset base

For JPW common shareholders, the potential benefits include:

•	Higher common net earnings

•	Lower management fees and administrative expenses (excluding the costs of leverage) as certain fixed costs are spread over a larger asset base

•	Improved secondary market trading prices relative to net asset value

Will my fund’s dividend change?

Whereas JPW has a cash flow distribution policy, JPC has an income-only distribution policy. The combined fund will retain JPC’s income-only distribution policy, in which distributions are sourced entirely from net investment income. It is anticipated that share distribution amounts immediately following the merger will be at least equal to pre-merger levels for each fund on a common share equivalent basis.

Will there be any taxable consequences from the proposed merger?

No. The merger is intended to qualify as a tax-free “reorganization” for federal income tax purposes.

What actions do I need to take at this time?

You do not need to do anything at this time. More information on the proposed actions will be contained in the proxy materials expected to be filed in the coming weeks.

FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds.

This information is not intended to, and does not, constitute an offer to purchase or sell shares of either JPC or JPW (the Funds); nor is this information intended to solicit a proxy from any shareholder of the Funds. The solicitation of proxies to effect the merger will only be made by a final, effective Registration Statement on Form N-14, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the SEC.

Investing in closed-end funds involves risk; principal loss is possible. There is no guarantee a Fund’s investment objectives will be achieved. Closed-end fund shares may frequently trade at a discount or premium to their net asset value. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure, and therefore are subject to greater credit risk. Debt or fixed income securities such as those held by the Funds, are subject to market risk, credit risk, interest rate risk, derivatives risk, liquidity risk, and income risk. As interest rates rise, bond prices fall. Lower credit debt securities may be more likely to fail to make timely interest or principal payments. Leverage increases return volatility and magnifies a Fund’s potential return and its risks; there is no guarantee a Fund’s leverage strategy will be successful. Certain types of preferred or debt securities with special loss absorption provisions, such as contingent capital securities (CoCos), may be or become so subordinated that they present risks equivalent to, or in some cases even greater than, the same company’s common stock. These and other risk considerations such as concentration and foreign securities risk are described in more detail on each Fund’s web page at www.nuveen.com/cef.

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

20944-INV-AN-09/17